# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WINNEBAGO INDUSTRIES INC, CIK 0000107687
CUSIP: 974637100
Title of class of securities: Common Stock, $0.50 par value per share
Address of issuer's principal executive offices: 13200 PIONEER TRAIL, EDEN PRAIRIE, Minnesota (MN), 55347
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001658363

## Reporting persons
- Maple Rock Capital Partners Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,559,231; shared voting power 0; sole dispositive power 1,559,231; shared dispositive power 0; aggregate amount beneficially owned 1,559,231 (5.5% of the class)
- Xavier Majic: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,559,231; shared voting power 0; sole dispositive power 1,559,231; shared dispositive power 0; aggregate amount beneficially owned 1,559,231 (5.5% of the class)

## Item 1. Issuer
Name of issuer: WINNEBAGO INDUSTRIES INC
Address of issuer's principal executive offices: 13200 Pioneer Trail, Eden Prairie, MN 55347

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Maple Rock Capital Partners Inc. and Xavier Majic (together, the "Reporting Persons").
Address of principal business office or, if none, residence:
21 St. Clair Avenue East, Suite 1100
Toronto, Ontario, M4T 1L9, Canada
Citizenship: Maple Rock Capital Partners Inc. is a corporation incorporated under the laws of Canada. Xavier Majic is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Information with respect to the Reporting Persons' ownership of Common Shares as of June 30, 2026, is incorporated by reference to items (5) - (9) of the cover page of the respective Reporting Person.
Percent of class: 5.5
Sole power to vote or to direct the vote: 1,559,231
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,559,231
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Maple Rock Capital Partners Inc. (the "Manager") is an SEC-registered investment advisor whose client, Maple Rock Master Fund LP, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. Mr. Majic is the Chief Investment Officer of the Manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Further, each of the Reporting Persons disclaims beneficial ownership of the Common Shares except to the extent of their respective pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated August 14, 2026

## Signatures
- Maple Rock Capital Partners Inc.: /s/ Stephen D. Lane, Stephen D. Lane, Chief Financial Officer (08/14/2026)
- Xavier Majic: /s/ Xavier Majic, Xavier Majic (08/14/2026)